Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

RENOVORX, INC.

RenovoRx, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), certifies that:

1. The name of the Company is RenovoRx, Inc. The Company’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 17, 2012.

2. This Certificate of Amendment of Fifth Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 242 of the Delaware General Corporation Law, with the approval of such amendment by the Company’s stockholders having been given by written consent without a meeting in accordance with Sections 228 and 242 of the Delaware General Corporation Law, and amends the provisions of the Company’s Fifth Amended and Restated Certificate of Incorporation, as currently in effect, as set forth below.

3. Article Fourth, Part E, Section 2(c)(i) of the Company’s Fifth Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“The size of the Board shall be no more than eight (8) directors; provided, however, that upon a Board Restructuring Event (as defined in that certain Amended and Restated Voting Agreement dated on or about the date hereof), the size of the Board of Directors shall be reduced to seven (7) directors.”

4. Article Fourth, Part E, Section 2(c)(vii) of the Company’s Fifth Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“If the holders of shares of Series Preferred or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to this Section IV.E.2(c), then any directorship not so filled shall remain vacant until such time as the holders of the Series Preferred (or any particular series of Preferred Stock) or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Company other than by the stockholders of the Company that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company. Any director may be removed during his or her term of office without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a meeting of such stockholders or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent; provided that such director shall be deemed removed immediately upon the termination of the right of the appointing stockholders to elect such director. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.”

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Amendment has been signed this _____ day of ______, 2021.

RENOVORX, INC.

By:
Shaun R. Bagai
Chief Executive Officer

Signature Page to

the Certificate of Amendment of Fifth Amended and Restated Certificate of Incorporation of

RenovoRx, Inc.

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